Exhibit 99.1

AVG Technologies publishes its 2015 Annual Report

AMSTERDAM, April 25, 2016 /PRNewswire/ — AVG® Technologies N.V. (NYSE: AVG), the online security company™, announced today that it has filed its 2015 Annual Report on Form 20-F, including financial statements for the fiscal year ended December 31, 2015, and its 2015 Remuneration Report with the U.S. Securities and Exchange Commission (SEC).

AVG’s 2015 Annual Report on Form 20-F and 2015 Remuneration Report are available on AVG’s investor relations website at investors.avg.com, where they can be viewed and downloaded. Shareholders may request a hard copy of the audited financial statements, free of charge, through the ‘Request Information’ tab on the investor relations website or by emailing ir@avg.com. AVG’s Annual Report on Form 20-F and its 2015 Remuneration Report will also be available at www.sec.gov. The Annual General Meeting of Shareholders (AGM) of AVG will be held on June 9, 2016 at 9:30 a.m. CET in Amsterdam, the Netherlands.

About AVG Technologies (NYSE: AVG)

AVG is the leading provider of software services to secure devices, data and people. AVG’s award-winning consumer portfolio includes internet security, performance optimization, location services, data controls and insights, and privacy and identity protection, for mobile devices and desktops. The AVG Business portfolio, delivered through a global partner network, provides cloud security and remote monitoring and management (RMM) solutions that protect small and medium businesses around the world.

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Contacts:

US: Bonnie McBride	Europe: Camelia Isaic

Tel: +1 415 806 0385	Tel: +420 702 205 848

Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com

IR team email: ir@avg.com

Press information: http://now.avg.com